UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 12, 2022, Grindrod Shipping Holdings Ltd. (the “Company”) issued a press release (the “Press Release”) announcing the entry into a Transaction Implementation Agreement, dated October 11, 2022, among the Company, Taylor Maritime Investments Limited (“TMI”) and Good Falkirk (MI) Limited (the “Offeror”), a wholly-owned subsidiary of TMI (the “Transaction Implementation Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, the Offeror will commence a tender offer to acquire all of the issued shares in the capital of the Company, other than shares held by the Offeror or shares held in treasury, at an offer price of US$21.00 per share in cash (the “Tender Offer”) to be paid in conjunction with a special cash dividend from the Company of US$5.00 per share to the shareholders of the Company (the “Special Dividend”), providing for an aggregate transaction value of US$26.00 per share (comprising the Offer Price and the Special Dividend). In connection with the entry into the Transaction Implementation Agreement TMI, the Offeror and the Company issued a joint announcement in accordance with Rule 3.5 of The Singapore Code on Take-overs and Mergers (the “Joint Announcement”). A copy of each of the Press Release, the Joint Announcement and the Transaction Implementation Agreement are attached as exhibits hereto and are incorporated herein by reference.

Exhibits

99.1	Joint Announcement regarding Voluntary Conditional General Offer for Grindrod Shipping Holdings Ltd. by Good Falkirk (MI) Limited, a wholly-owned subsidiary of Taylor Maritime Investments Limited, dated October 12, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Taylor Maritime Investments Limited on October 12, 2022).

99.2	Press release issued by Grindrod Shipping Holdings Ltd., dated October 12, 2022.

99.3	Transaction Implementation Agreement, dated October 11, 2022, by and among Taylor Maritime Investments Limited, Good Falkirk (MI) Limited, and Grindrod Shipping Holdings Ltd.

Notice to Shareholders and Potential Investors

The Tender Offer by Good Falkirk (MI) Limited referred to in this report has not commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any tender offer materials that Good Falkirk (MI) Limited will file, and the solicitation/recommendation statement on Schedule 14D-9 that the Company will file, with the SEC, when the Offeror commences the Tender Offer. Any solicitation and offer to buy shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. Good Falkirk (MI) Limited will file with the SEC a tender offer statement on Schedule TO and other necessary filings and in connection therewith the Company will file a solicitation/recommendation statement on Schedule 14D-9 and other necessary filings with the SEC with respect to the Tender Offer. THE FOREGOING TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the Tender Offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the Tender Offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Forward-Looking Statements

This report contains forward-looking statements related to a planned Tender Offer by the Offeror to acquire all of the issued shares in the capital of the Company, other than shares held by the Offeror or shares held in treasury, that involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements. These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions precedent set forth in the Transaction Implementation Agreement (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many Company shareholders will tender their shares into the Tender Offer and the possibility that the transactions contemplated by the Transaction Implementation Agreement are not consummated; disruption from the announced Tender Offer by TMI making it more difficult to maintain business and operational relationships and significant transaction costs. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 25, 2022, and in the subsequent interim financial information included in the Company Report on Form 6-K furnished to the SEC on August 17, 2022, all of which are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly.

Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: October 12, 2022	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Interim Chief Executive Officer and Chief Financial Officer

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